UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2000

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number  1-8858

THE UNITIL CORPORATION
TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Full Title of Plan)

UNITIL CORPORATION
 (Exact name of registrant as specified in its charter)

New Hampshire	02-0381573
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Liberty Lane West, Hampton, New Hampshire	03842-1720
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (603) 772-0775

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS
THE UNITIL CORPORATION
TAX DEFERRED
SAVINGS AND INVESTMENT PLAN
December 31, 2000, 1999 and 1998

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS - DECEMBER 31, 2000 AND 1999

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

NOTES TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants

Administrator of

The UNITIL Corporation Tax Deferred

Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The UNITIL Corporation Tax Deferred Savings and Investment Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Boston, Massachusetts
June 14, 2001

The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

	2000	1999

Investments in Mutual Funds at Fair Value:
Putnam Growth & Income Fund	$ 3,313,154	$ 3,182,499
Putnam Stable Value Fund	3,002,579	2,924,252
Putnam Voyager Fund	7,226,728	9,090,933
Putnam Income Fund	396,953	279,664
Putnam New Opportunities Fund	2,739,571	3,230,404
Putnam S & P 500	1,139,114	1,288,537
Putnam International Growth Fund	1,032,662	1,063,755
George Putnam Fund of Boston	20,954	34,879
Putnam International Voyager Fund	440,820	350,279

Employer securities (UNITIL common stock at fair value)	3,909,230	4,604,611

Participant loans	515,627	526,954

Net assets available for benefits	$23,737,392	$26,576,767

The UNITIL Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

	2000	1999	1998

Addition to net assets attributed to:
Investment income:
Interest	$ 49,948	$ 45,973	$ 43,495
Dividends	1,699,472	1,776,194	1,118,943
Net appreciation	(5,065,411)	5,225,752	1,617,164
	(3,315,991)	7,047,919	2,779,602

Contributions:
Participant	1,297,941	1,193,278	1,134,839
Employer	423,805	406,477	387,583
Rollover	58,387	98,595	158,931
	1,780,133	1,698,350	1,681,353

Total additions	(1,535,858)	8,746,269	4,460,955

Deductions:
Deductions from net assets attributed to:
Benefits to participants	(1,289,568)	(1,476,914)	(1,780,345)
Loan distributions	(7,907)	(6,639)	(9,413)
Other	(6,042)	(1,430)	(14,796)

Total deductions	(1,303,517)	(1,484,983)	(1,804,554)

Net increase (decrease)	(2,839,375)	7,261,286	2,656,401

Beginning balance	26,576,767	19,315,481	16,659,080

Ending balance	$23,737,392	$26,576,767	$19,315,481

The UNITIL Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2000, 1999 and 1998

NOTE A - DESCRIPTION OF PLAN

The following description of The UNITIL Corporation (the "Company") Tax Deferred Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its wholly owned subsidiaries UNITIL Service Corporation, Concord Electric Company, Exeter and Hampton Electric Company and Fitchburg Gas and Electric Light Company (the "subsidiaries"), who satisfy the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During 1998, the Plan Administrator directed the transfer of all Plan assets from the Fleet Boston to Putnam Investments ("Putnam"). The transfer was made as a result of a change in custodianship of the assets.

Contributions

A member may authorize a Basic Employee Contribution from 1% to 15% with a maximum contribution not to exceed $10,500 for 2000.

The Employer shall contribute as of December 31, of each plan year from current or accumulated net profits on behalf of each member participating in the Plan on December 31, of each plan year, an amount equal to 100% of the first 3% of salary the employee puts into the plan (except Fitchburg Gas and Electric Light Company Union Employees whose matching is as follows: first year 1%, second year 2%, third year and after 3%).

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged (as applicable) with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan administrator will pay for substantially all expenses of the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability or retirement, he will be entitled to the full amount of contributions he has deposited, plus a percentage of his account balance derived from employer contributions based upon the following schedule:

Year of Service	% Vested

0-1	0%
1-2	33%
2-3	67%
3+	100%

A member will become 100% vested in his account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Net loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participant Loan Fund. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed number of calendar quarters or years.

Forfeitures

A member who terminates his employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions.

Upon enrollment and reenrollment, each participant shall direct that his contributions are to be invested in accordance with any of the following investment options.

UNITIL Corporation Common Stock Fund (UNITIL Corporation, no par value common stock).

Putnam S & P 500 Fund: This fund invests primarily in publicly traded common stocks, to achieve a return that closely approximates the return of the Standard & Poors 500- composite stock price index.

Putnam Stable Value Fund: This fund invests in high-quality guaranteed investment contracts (GIC's) issued by insurance companies and banks with the objective to achieve a high current income.

Putnam Income Fund: This fund invests in debt securities, including both government and corporate obligations, preferred stocks and dividend - paying common stocks.

Putnam Fund for Growth and Income: This fund seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth and current income.

Putnam New Opportunities Fund: This fund seeks long-term capital appreciation through the investment in common stocks with the potential of above-average long-term growth.

Putnam Voyager Fund: This fund seeks capital appreciation for investors willing to assume above-average risk in return for above-average capital growth potential.

Putnam International Growth Fund: This fund seeks capital appreciation by investing primarily in equity securities of companies located in a country other than the United States.

George Putnam Fund of Boston: This fund seeks to provide a balanced investment comprised of a well-diversified portfolio of stocks and bonds that will produce both capital growth and current income.

Putnam International Voyager Fund: This fund seeks long-term capital appreciation by investing primarily in smaller company stocks in a variety of countries outside the United States.

Participants may change their investment options daily.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective Date

The Plan's effective date is July 1, 1987, as amended effective May 8, 1992 and January 1, 1994. The Plan as amended effective May 8, 1992, provided for the merger of the Fitchburg Gas and Electric Tax Deferred Savings and Investment Plan with The Plan. The Plan as amended effective January 1, 1994, provided for the merger of the Fitchburg Gas and Electric Light Company Union Tax Deferred Savings and Investment Plan into the Plan.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

In preparing the financial statements in conformity with generally accepted accounting principles in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan is administered by a trustee. The Plan's investments (including investments bought, sold and held during the year) are carried at current fair value. The difference between current fair value and the cost of investments are included in net appreciation or (depreciation) in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Eligibility

Employees are eligible for membership on either January 1 or July 1 coincident with or the next day following on which they have both:

(1)   Attained the age of 18, and

(2)   Completed 1000 hours of credited service

Normal Retirement Date

A participant's normal retirement benefit date is the date he/she reaches his/her 65th birthday or, if later, the 10th anniversary of the date he/she becomes a participant.

NOTE C - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provision of ERISA with respect to its employees by a written resolution with a copy delivered to the trustee. In the event of a Plan termination, participants will become fully vested in their accounts.

NOTE D - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 9, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan was amended in July 1998 and the Company believes that this amendment will not affect the status of the Plan with the IRC.

Amounts contributed to the participant's accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are deductible for Federal income tax purposes up to specified limits.

NOTE E - INVESTMENT APPRECIATION/(DEPRECIATION)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	2000	1999	1998

Mutual Funds:
Putnam Growth & Income Fund	$ 127,574	$ (278,802)	$ 177,037
Putnam Stable Value Fund	-	-	480
Putnam Voyager Fund	(2,229,416)	2,442,805	766,564
Putnam Income Fund	3,904	(23,335)	(9,501)
Putnam New Opportunities Fund	(1,296,964)	1,127,539	269,944
Putnam S & P 500 Fund	(123,451)	218,581	180,927
Putnam International Growth Fund	(179,694)	345,466	69,154
George Putnam Fund of Boston	437	(4,748)	--
Putnam International Voyager Fund	(126,580)	99,875	--

Common Stock:
Unitil Company Stock	(1,241,221)	1,298,371	162,559

	($5,065,411)	$5,225,752	$1,617,164

Exhibit 23.2

Consent of Independent Certified Public Accountants

We have issued our report dated June 14, 2001, accompanying the financial statements of The UNITIL Corporation Tax Deferred Savings and Investment Plan contained in the information required by Form 11-K filed as an exhibit to the UNITIL Corporation Annual Report on Form 10-K for the year ended December 31, 2000. We hereby consent to the incorporation by reference of said report in the Registration Statement of The UNITIL Corporation Tax Deferred Savings and Investment Plan on Form S-8 (File No. 33-24436).

GRANT THORNTON LLP

Boston, Massachusetts
June 28, 2001